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SEC FILE NUMBER
001-33303

CUSIP NUMBER
87611X105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Targa Resources Partners LP

Full Name of Registrant

Former Name if Applicable

1000 Louisiana, Suite 4300

Address of Principal Executive Office (Street and Number)
Houston, Texas 77002

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
During Targa Resources Partners LP’s (the “Partnership”) final review of the financial presentation in our Form 10-Q related to the contribution of the interests in Targa North Texas GP LLC and Targa North Texas LP to the Partnership, we identified issues concerning the accounting for certain balance sheet accounts as of March 31, 2007. This issue had no impact on our financial position, results of operation or cash flows for the periods previously disclosed in our 2006 Annual Report on Form 10-K. The completion of our final internal review was delayed due to the workload impact of completion of the Partnership’s Form S-1 on February 14, 2007; the filing of the Partnership’s initial Form 10‑K; and completion of the Parent’s (Targa Resources, Inc.) Annual Report and the subsequent quarterly report which impacted the timely completion of the work required to meet the filing deadline for the Partnership’s Form 10-Q for the first quarter of 2007. As a result, we were unable to finalize and file the Form 10-Q prior to the filing deadline without undue effort or expense. The Partnership expects to file the Partnership’s Form 10-Q for the first quarter of 2007 within the extension period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Howard Tate	713	584-1000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Targa Resources Partners LP
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2007	By	/s/ Jeffrey J. McParland

Jeffrey J. McParland
Executive Vice President and Chief Financial Officer